UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2017

TRIBUNE MEDIA COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-08572	36-1880355
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

435 North Michigan Avenue, Chicago, Illinois	60611
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 563-8296

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on May 8, 2017, Tribune Media Company (“Tribune”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Tribune and Sinclair Broadcast Group, Inc., a Maryland corporation (“Sinclair”), and, following the execution and delivery of a joinder, Samson Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Sinclair (“Merger Sub”), providing for the acquisition of Tribune by Sinclair and certain related transactions (the “Merger”).

In connection with the Merger, Sinclair filed with the SEC a registration statement on Form S-4 (File No. 333-219135) (the “Form S-4”). On September 6, 2017, Tribune and Sinclair each filed a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) relating to the Merger.

As disclosed in the Proxy Statement/Prospectus, in July 2017, following the initial filing of the Proxy Statement/Prospectus, four purported Tribune shareholders (the “Plaintiffs”) filed putative class action lawsuits against Tribune, the members of the Tribune board, and in certain instances Sinclair and Merger Sub (“Defendants” and together with the Plaintiffs, the “Parties”) in the United States District Court for the Districts of Delaware and Illinois. The Actions are captioned McEntire v. Tribune Media Co., et al., 1:17-cv-05179 (N.D. Ill.), Duffy v. Tribune Media Co., et al., 1:17-cv-00919 (D. Del.), Berg v. Tribune Media Co., et al., 1:17-cv-00938 (D. Del.), and Pill v. Tribune Media Co., et al., 1:17-cv-00961 (D. Del.) (collectively, the “Actions”). These lawsuits allege that the Proxy Statement/Prospectus omitted material information and was materially misleading in violation of the Securities Exchange Act of 1934, as amended, and SEC Rule 14a-9. The Actions generally seek preliminary and permanent injunctive relief, rescission or rescissory damages, and unspecified damages.

On September 15, 2017, the Parties entered into a memorandum of understanding (the “MOU”) to resolve the individual claims asserted by the Plaintiffs. The MOU acknowledges that Tribune, in part in response to the claims asserted in the Actions, filed certain supplemental disclosures with the United States Securities and Exchange Commission on August 16, 2017 and that Tribune, solely in response to the Actions, communicated to four third parties that participated in the sale process and twenty-three third parties that have signed confidentiality agreements in connection with potential divestitures that the “standstill” obligations of such third parties were waived. The Parties further agreed that Tribune would make the additional supplemental disclosures set forth herein. Further, the MOU specifies that within five business days of the closing of the merger of Tribune and Sinclair, the Parties will file stipulations of dismissal for the Actions pursuant to Federal Rule of Civil Procedure 41(a). This stipulation will dismiss Plaintiffs’ individual claims with prejudice, and dismiss the claims asserted on behalf of a purported class of Tribune shareholders without prejudice.

The MOU will not affect the timing of the special meeting of Tribune shareholders, the timing of the Merger or the amount or form of consideration to be paid in the Merger.

The Defendants believe that the Actions are without merit and that no supplemental disclosure is required to the Proxy Statement/Prospectus under any applicable rule, statute, regulation or law. However, to, among other things, eliminate the burden, inconvenience, expense, risk and disruption of continuing litigation, Tribune has determined that it will make the below supplemental disclosures. The Tribune board of directors continues to recommend unanimously that you vote “FOR” the proposals being considered at the special meeting of Tribune shareholders.

The Proxy Statement/Prospectus is modified and superseded by, and should be read as part of, and in conjunction with, the disclosures set forth in this Current Report on Form 8-K. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy/Prospectus, the information in this Current Report on Form 8-K shall supersede or modify the information in the Proxy Statement/Prospectus.

SUPPLEMENTAL DISCLOSURE

Tribune is making the following supplemental disclosures to the Proxy Statement/Prospectus in connection with the settlement of the Actions. The parties have entered into a MOU to settle the Actions. Pursuant to the MOU, Tribune has agreed to provide the additional information set forth below. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to those terms in the Proxy Statement/Prospectus. All page references are to the Proxy Statement/Prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. Without admitting in any way that the disclosures below are material or required to be made, Tribune makes the following supplemental disclosures:

The disclosure in the section “Transaction Summary—Tribune Management’s Unaudited Prospective Financial Information” is hereby modified by amending and restating such section beginning on page 105 of the Proxy Statement/Prospectus (with new text in underline):

Tribune Management’s Unaudited Prospective Financial Information

Tribune does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Tribune prepared certain financial projections for Tribune on a stand-alone, pre-transaction basis, which we refer to as the “Tribune Projections.”

The Tribune Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or U.S. GAAP. However, in the view of Tribune’s management, such projections were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of Tribune management’s knowledge and belief, the expected course of action and the expected future financial performance of Tribune, on a stand-alone basis. These projections are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Moreover, these projections do not reflect the estimates and judgments of Sinclair’s management as to the expected future financial performance of Tribune’s business under Sinclair’s ownership after the closing and, in particular, do not reflect synergies expected by Sinclair’s management to result from the proposed transaction.

The prospective financial information included in this document has been prepared by, and is the responsibility of Tribune’s management. No independent registered public accounting firm has examined, compiled or performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm expresses an opinion or any other form of assurance with respect to such projections or the achievability of the results reflected therein. The report of Tribune’s independent registered public accounting firm incorporated by reference into this proxy statement/prospectus relate only to Tribune’s historical financial information and no such report extends to the prospective financial information or should be read to do so.

Tribune’s management provided the Tribune Projections to the Tribune board in the context of its evaluation of the potential transaction, to Moelis for its use and reliance in connection with the preparation of its analyses and opinion summarized under “Transaction Summary—Opinions of Tribune’s Financial Advisors—Moelis & Company LLC” beginning on page 74, and to Guggenheim Securities for its use and reliance in connection with the preparation of its analyses and opinion summarized under “Transaction Summary—Opinions of Tribune’s Financial Advisors—Guggenheim Securities, LLC” beginning on page 85. Tribune’s management also provided the Tribune Projections to Sinclair in connection with its due diligence of Sinclair in connection with Sinclair’s evaluation of the transaction. A summary of the Tribune Projections is included below in order to give Tribune shareholders access to certain non-public unaudited projections that were utilized by or provided to other parties, in connection with the transaction contemplated by the merger agreement. Tribune cautions that these projections are subjective in many respects and subject to interpretation and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Tribune nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any Tribune shareholder or any other person regarding the ultimate performance of Tribune or Sinclair after the closing of the transaction. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. In addition, Tribune does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except to the extent required by law. Furthermore, Tribune does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The internal financial forecasts of Tribune, which were used as a basis for preparing the Tribune Projections, are inherently uncertain and, although considered reasonable by the management of Tribune as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Although the projections were prepared with numerical specificity, such projections reflect numerous and varying assumptions made by the management of Tribune, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tribune and Sinclair after the closing of the transaction. The risk that these uncertainties and contingencies could cause the estimates or assumptions to not reflect actual results is further increased given the duration in the future over which these estimates and assumptions apply. The estimates and assumptions in early periods have a compounding effect on the projections shown for later periods. Thus, any failure of an estimate or assumption to be reflective of actual results in an early period would have a greater effect on projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 45 and “Risk Factors” beginning on page 35. These projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Tribune cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projections set forth below were based will be realized or that the prospective results are necessarily indicative of the future performance of Tribune or Sinclair after the closing of the transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the Tribune Projections in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Tribune Projections will be achieved.

In preparing the Tribune Projections, Tribune’s management made numerous assumptions about Tribune’s industry, markets and products and its ability to execute on its business plan. In particular, Tribune’s management made assumptions that included, but were not limited to, the following items:

•	The total local, national and political advertising revenue in each of Tribune’s markets;

•	The share of local, national and political market revenue for each of Tribune’s stations;

•	The total digital advertising revenue for each of Tribune’s digital subsidiaries;

•	The amount of retransmission revenue for each Tribune station based on the number of subscribers by multichannel video programming distributors expected each year and the retransmission rates per subscriber;

•	The amount of reverse retransmission fee expense for each Tribune station based on the number of subscribers per affiliate and Tribune’s expected retransmission revenue;

•	The amount of operating expenses for each Tribune station, including, but not limited to, programming and production costs, selling and promotion expenses, general and administrative expenses, news production expenses and technical expenses;

•	The estimated financial impact of potential regulatory changes; and

•	The amount of corporate expenses and capital expenditures.

The Tribune Projections and calculations of the Tribune Financial Advisors set forth herein regarding Revenue, Adjusted EBITDA, EBIT, Net income (Non-GAAP), TV&E unlevered free cash flow and TVFN cash distributions (post-tax) are non-GAAP measures. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with U.S. GAAP.

Summary of Tribune Projections

On April 28, 2017, Tribune’s management presented to the Tribune board the Tribune Projections for the years ending December 31, 2017 through December 31, 2021. The Tribune Projections were also subsequently provided to the Tribune Financial Advisors, and to Sinclair and its financial advisors. The following presents in summary form the Tribune Projections and the calculations of unlevered free cash flows and TVFN cash distributions prepared by the Tribune Financial Advisors in connection with the delivery of their opinions to the Tribune board on May 7, 2017.

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Revenue(1)	$1,454	$2,092	$2,067	$2,303	$2,282
Adjusted EBITDA(~~1~~2)	$404	$594	$515	$669	$564
EBIT(~~2~~3)	$216	$336	$256	$407	$300
TVFN Cash Distributions (Pre-tax)(~~3~~4)	$73	$192	$200	$208	$216

Original TV&E Unlevered Free Cash Flow and TVFN Cash Distributions

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Moelis:
TV&E UFCF Management Case(~~4~~5)	$218	$306	$314	$347	$329
TVFN Cash Distributions (Pre-tax)(~~5~~6)	$73	$192	$200	$208	$216
Guggenheim Securities:
TV&E UFCF:
Management Case(~~6~~7)	$157	$268	$281	$306	$305
WGNA Street Case(~~7~~8)	$146	$249	$238	$260	$254
TVFN Cash Distributions (Post-tax)(~~8~~9)	$84	$117	$122	$127	$132

As described in “Transaction Summary—Background of the Transaction” beginning on page 57, on June 24, 2017, the Tribune Financial Advisors presented to the Tribune board revised calculations of TV&E unlevered free cash flow and TVFN cash distributions. The following presents a summary of the revised calculations.

Revised TV&E Unlevered Free Cash Flow and TVFN Cash Distributions

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Moelis:
TV&E UFCF Management Case(~~9~~10)	$221	$293	$301	$334	$324
TVFN Cash Distributions (Post-tax)(~~10~~11)	$22	$121	$127	$133	$139
Guggenheim Securities:
TV&E UFCF(~~11~~12):
Management Case	$219	$295	$301	$334	$324
WGNA Street Case	$196	$276	$258	$287	$274
TVFN Cash Distributions (Post-tax)(~~12~~13)	$45	$117	$122	$126	$131

(1)	Revenue for purposes of the Tribune Projections is not in accordance with U.S. GAAP as it does not reflect the future adoption of Accounting Standard Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” and other related ASUs.

(~~1~~2)	“Adjusted EBITDA” is defined as Net income (Non-GAAP) ~~(loss) from continuing operations~~ before income taxes~~, investment transactions, interest and dividend income~~, interest expense, pension expense (credit), equity income and losses, depreciation and amortization, stock-based compensation, certain special items (including severance)~~, non-operating items, gain (loss) on sales of real estate, impairments and other non-cash charges and reorganization items.~~ and gains on sales of certain assets, net (which includes transactions involving real estate, spectrum and investments). A reconciliation of Net income (Non-GAAP) to Adjusted EBITDA is provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Net income (Non-GAAP)(a)	$227	$428	$179	$246	$183
Income tax expense	$146	$276	$115	$158	$118
Interest expense	$119	$160	$164	$166	$167
Income on equity investments, net	($93)	($130)	($135)	($141)	($147)
Depreciation	$45	$59	$60	$61	$63
Amortization	$125	$167	$167	$167	$167
Stock-based compensation	$18	$32	$33	$34	$35
Severance and related charges	$1	—	—	—	—
Gain on sales of certain assets, net	($168)	($376)	($45)	—	—
Pension credit	($16)	($22)	($22)	($22)	($22)
Adjusted EBITDA	$404	$594	$515	$669	$564

(a)        Net income (Non-GAAP) for purposes of the Tribune Projections is not in accordance with U.S. GAAP as it does not reflect the future adoption of new accounting standards applicable during the presented future periods, uses assumptions with respect to certain items that may not be indicative of actual expected or future reported amounts and omits the effects of certain non-recurring or unusual items such as potential impairment charges and transaction-related costs that Tribune was unable to quantify. All amounts and assumptions of Tribune management are as they existed at the time of the Tribune Projections and do not reflect subsequent events or reported results. The quantitative reconciliation of the forward-looking net income measure set forth above is not in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, which requires a quantitative reconciliation of a forward-looking non-GAAP financial measure only to the extent it is available without unreasonable efforts. Tribune does not have sufficient data to accurately estimate the variables and individual adjustments for a reconciliation to net income used in the Tribune Projections to net income presented in accordance with U.S. GAAP, such as the impact of the items discussed above, and is unable to quantify the probable significance of these items at this time.

(~~2~~3)	“EBIT” is defined as Adjusted EBITDA, less depreciation, amortization and stock based compensation. A reconciliation of Adjusted EBITDA to EBIT is provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Adjusted EBITDA	$404	$594	$515	$669	$564
Depreciation	($45)	($59)	($60)	($61)	($63)
Amortization	($125)	($167)	($167)	($167)	($167)
Stock-based compensation	($18)	($32)	($33)	($34)	($35)
EBIT	$216	$336	$256	$407	$300

(~~3~~4)	“TVFN Cash Distribution (Pre-tax)” is defined as Tribune’s pro rata portion of TVFN cash distributions.

(~~4~~5)

Moelis “TV&E UFCF Management Case” is defined as EBIT (excluding relocation rent expense), less taxes (assuming a 39.2% marginal tax rate), plus depreciation, plus amortization, less capital expenditures, plus cash rights amortization, less cash rights payments and ~~less increases~~changes in net working capital, in each case, as calculated by Moelis for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections. The Moelis TV&E UFCF calculations did not reflect the matters set forth in note ~~9~~10 below. A reconciliation of EBIT to Moelis TV&E UFCF Management Case is provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
EBIT	$216	$336	$256	$407	$300
Relocation rent expense adjustment	—	$1	$1	$1	$1
Income tax expense	($85)	($132)	($101)	($160)	($118)
Depreciation	$45	$59	$60	$61	$63
Amortization	$125	$167	$167	$167	$167
Capital expenditures	($74)	($44)	($43)	($44)	($44)
Cash rights amortization	$337	$516	$574	$636	$707
Cash rights payments	($343)	($558)	($608)	($678)	($756)
(Increase) / decrease in net working capital	($4)	($39)	$9	($43)	$11
Moelis TV&E UFCF Management Case	$218	$306	$314	$347	$329

(~~5~~6)	Moelis “TVFN Cash Distributions (Pre-tax)” is defined as Tribune’s pro rata portion of TVFN cash distributions. The Moelis TVFN Cash Distributions (Pre-tax) calculations did not reflect the tax matters set forth in note ~~10~~11 below.

(~~6~~7)	Guggenheim Securities “TV&E UFCF Management Case” is defined as ~~EBIT~~Adjusted EBITDA (excluding real estate operations), less taxes (assuming a 39.2% marginal tax rate), ~~plus depreciation, plus amortization,~~less stock-based compensation, less capital expenditures, plus cash rights amortization, less non-cash pension credit~~expense~~, less cash rights payments and ~~less increases~~changes in net working capital, in each case as calculated by Guggenheim Securities for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections.

(~~7~~8)	Guggenheim Securities “TV&E UFCF ~~(~~WGNA Street Case~~)~~” is defined as ~~EBIT~~Adjusted EBITDA (excluding real estate operations) (with the ~~EBIT~~Adjusted EBITDA for WGNA and Tribune Studios being based upon Wall Street equity research estimates as opposed to information provided in the Tribune Projections), less taxes (assuming a 39.2% marginal tax rate), ~~plus depreciation, plus amortization~~less stock-based compensation, less capital expenditures, plus cash rights amortization, less non-cash pension credit~~expense~~, less cash rights payments and ~~less increases~~changes in net working capital, in each case as calculated by Guggenheim Securities for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections (with the exception of the amounts attributed to WGNA).

(~~8~~9)	Guggenheim Securities “TVFN Cash Distributions (Post-tax)” is defined as TVFN Cash Distributions (Pre-tax), less taxes (assuming a 39.2% marginal tax rate on TVFN Cash Distributions (Pre-tax)).

(~~9~~10)	These calculations correct the Moelis TV&E UFCF calculations, which did not reflect: (i) a deduction of a portion of WGNA amortization that is non-deductible for tax purposes (which would have resulted in a decrease in TV&E UFCF in the amounts of $10 million for the 9 months ending December 31, 2017, $13 million for the years 2018, 2019 and 2020 and $5 million for the year 2021) and (ii) an addition for certain real estate capital expenditures (which would have resulted in an increase in TV&E UFCF in the amount of $13 million for the 9 months ending December 31, 2017). A reconciliation of EBIT to Revised Moelis TV&E UFCF Management Case is provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
EBIT	$216	$336	$256	$407	$300
Relocation rent expense adjustment	—	$1	$1	$1	$1
Income tax expense	($85)	($132)	($101)	($160)	($118)
Depreciation	$45	$59	$60	$61	$63

Amortization	$125	$167	$167	$167	$167
Capital expenditures	$(74)	($44)	($43)	($44)	($44)
Cash rights amortization	$337	$516	$574	$636	$707
Cash rights payments	($343)	($558)	($608)	($678)	($756)
(Increase) / decrease in net working capital	($4)	($39)	$9	($43)	$11
Non-deductibility of WGNA amortization	($10)	($13)	($13)	($13)	($5)
Real estate capital expenditures	$13	—	—	—	—
Revised Moelis TV&E UFCF Management Case	$221	$293	$301	$334	$324

(~~10~~11)	Moelis “TVFN Cash Distributions (Post-tax)” is defined as TVFN Cash Distributions (Pre-tax), less the tax associated with Tribune’s portion of attributable net income of TVFN. These calculations correct the Moelis TVFN Cash Distributions (Pre-tax) calculations, which did not reflect such tax and which would have resulted in a decrease in TVFN Cash Distributions in the amounts of $51 million for the 9 months ending December 31, 2017, $71 million for the year 2018, $73 million for the year 2019, $75 million for the year 2020 and $77 million for the year 2021. A reconciliation of TVFN Cash Distributions (Pre-tax) to Moelis TVFN Cash Distributions (Post-tax) is provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
TVFN Cash Distributions (Pre-tax)	$73	$192	$200	$208	$216
Estimated tax associated with Tribune’s portion of attributable net income of TVFN	($51)	($71)	($73)	($75)	($77)
Moelis TVFN Cash Distributions (Post-tax)	$22	$121	$127	$133	$139

(~~11~~12)	Guggenheim Securities’ revised TV&E UFCF calculations reflect: (i) the reversal of a deduction made by Guggenheim Securities for a non-cash pension credit, (ii) certain adjustments to annual changes in working capital and (iii) the use of quarterly projections for the last three quarters of 2017, rather than using 75% of the full year 2017 projections ~~and (iii) certain adjustments to annual changes in working capital~~. The impact of these adjustments (and the adjustment described in note ~~12~~13, below) on the discounted cash flow analyses prepared by Guggenheim Securities is described in “Transaction Summary—Opinions of Tribune’s Financial Advisors—Guggenheim Securities, LLC” beginning on page 85. Reconciliations of Adjusted EBITDA to Revised Guggenheim Securities TV&E UFCF Management Case and of Adjusted EBITDA to Revised Guggenheim Securities TV&E UFCF WGNA Street Case are provided below:

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Adjusted EBITDA	$404	$594	$515	$669	$564
Real estate operations	($5)	$1	—	—	—
Relocation rent expense adjustment	—	$1	$1	$1	$1
Income tax expense	($68)	($146)	($114)	($173)	($123)
Stock-based compensation	($18)	($32)	($33)	($34)	($35)
Capital expenditures	$(49)	($42)	($43)	($44)	($44)
Cash rights amortization	$348	$516	$574	$636	$707
Non-cash pension credit	($17)	($22)	($22)	($22)	($22)
Cash rights payment	($360)	($558)	($608)	($678)	($756)
(Increase) / decrease in net working capital	($15)	($44)	$10	($48)	$13
Reversal of non-cash pension credit	$17	$22	$22	$22	$22
Change in net working capital	$11	$5	($2)	5	($2)
Full year calculation adjustment	($28)	—	—	—	—
Revised Guggenheim Securities TV&E UFCF Management Case	$219	$295	$301	$334	$324

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
Adjusted EBITDA	$404	$594	$515	$669	$564
Wall Street consensus adjustments	($15)	($41)	($83)	($97)	($109)
Real estate operations	($5)	$1	—	—	—
Relocation rent expense adjustment	—	$1	$1	$1	$1
Income tax expense	($74)	($128)	($79)	($133)	($78)
Stock-based compensation	($23)	($32)	($33)	($34)	($35)
Capital expenditures	($51)	($46)	($47)	($49)	($50)
Cash rights amortization	$235	$394	$474	$534	$601
Non-cash pension credit	($17)	($22)	($22)	($22)	($22)
Cash rights payment	($269)	($427)	($498)	($561)	($630)
(Increase) / decrease in net working capital	($15)	($44)	$10	($48)	$13
Reversal of non-cash pension credit	$17	$22	$22	$22	$22
Change in net working capital	$11	$5	($2)	$5	($2)
Full year calculation adjustment	($3)	—	—	—	—
Revised Guggenheim Securities TV&E UFCF WGNA Street Case	$196	$276	$258	$287	$274

(~~12~~13)	Guggenheim Securities’ revised TVFN Cash Distributions (as calculated in note ~~8~~9, above) primarily reflects the use of quarterly projections for the last three quarters of 2017, rather than using 75% of the full year 2017 projections. The impact of this adjustment (and the adjustments described in note ~~11~~12, above) on the discounted cash flow analyses prepared by Guggenheim Securities is described in “Transaction Summary—Opinions of Tribune’s Financial Advisors—Guggenheim Securities, LLC” beginning on page 85. A reconciliation of TVFN Cash Distributions (Pre-tax) to Revised Guggenheim Securities TVFN Cash Distributions (Post-tax) is provided below:

~~These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with U.S. GAAP. Tribune is not providing a quantitative reconciliation of the forward looking non-GAAP financial measures set forth above. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. Tribune does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, such as the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price and other non-recurring or unusual items such as impairment charges, transaction-related costs and gains or losses on sales of assets. Tribune is unable to quantify the probable significance of these items at this time.~~

~~The adjustments required for any such reconciliation of Tribune’s forward-looking non-GAAP financial measures cannot be accurately forecast by Tribune, and therefore the reconciliation has been omitted.~~

	9 months ending December 31,	Year ending December 31,
($ in millions)	2017	2018	2019	2020	2021
TVFN Cash Distributions (Pre-tax)	$73	$192	$200	$208	$216
Income tax expense	($54)	($75)	($78)	($81)	($85)
Full year calculation adjustment(a)	$26	—	—	—	—
Revised Guggenheim Securities TVFN Cash Distributions (Post-tax)	$45	$117	$122	$126	$131

FORWARD-LOOKING STATEMENTS

Certain statements and information in this Current Report on Form 8-K may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Tribune’s and Sinclair’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Tribune and Sinclair intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Tribune’s and Sinclair’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Tribune and Sinclair undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the Proxy Statement/Prospectus and other reports that Tribune and Sinclair have filed with the SEC; general economic, market, or business conditions; risks associated with the ability to consummate the business combination between Tribune and Sinclair and the timing of the closing of the business combination; the risk that a regulatory approval that may be required for the Merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated; pricing fluctuations in local and national advertising; future regulatory actions and conditions in the television stations’ operating areas; competition from others in the broadcast television markets; volatility in programming costs; the ability to successfully integrate Tribune’s and Sinclair’s operations and employees; the ability to realize anticipated benefits and synergies of the business combination; the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and other circumstances beyond Tribune’s and Sinclair’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see Tribune’s and Sinclair’s filings with the SEC, including the Proxy Statement/Prospectus.

NO OFFER OR SOLICITATION / ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication may be deemed to be solicitation material in respect of the Merger. In respect of the Merger, Sinclair has filed the Form S-4 containing the Proxy Statement/Prospectus of Sinclair and Tribune, and Sinclair and/or Tribune may file one or more other documents with the SEC. This communication is not a substitute for the Form S-4, the proxy statement or any other documents that Sinclair and/or Tribune may file with the SEC or send to Tribune shareholders in connection with the Merger. SHAREHOLDERS OF TRIBUNE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The Form S-4 was declared effective by the SEC on September 6, 2017 and the Proxy Statement/Prospectus was mailed to Tribune shareholders of record as of September 5, 2017, the record date fixed by Tribune’s board of directors for the special meeting of Tribune shareholders, beginning on September 6, 2017. Investors and security holders may obtain copies of these documents, including the Proxy Statement/Prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Sinclair will be made available free of charge on Sinclair’s website at http://www.sbgi.net or by contacting Sinclair’s Investor Relations Department by phone at (410) 568-1500. Copies of documents filed with the SEC by Tribune will be made available free of charge on Tribune’s website at http://www.tribunemedia.com or by contacting Tribune’s Investor Relations Department by phone at (646) 563-8296.

PARTICIPANTS IN THE MERGER SOLICITATION

Tribune and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Tribune shareholders in connection with the Merger is set forth in the Proxy Statement/Prospectus. Additional information regarding Tribune’s executive officers and directors is included in Tribune’s proxy statement for its 2017 annual meeting of shareholders filed with the SEC on March 24, 2017, which can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2017	Tribune Media Company

	By:	/s/ Edward P. Lazarus
Edward P. Lazarus
Executive Vice President, General Counsel, Chief Strategy Officer and Corporate Secretary